Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

September 6, 2013

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Portfolio 21 Global Equity Fund (S000004945)

Dear Mr. Minore:

This correspondence is being filed in response to your August 27, 2013 oral comments regarding the Trust’s preliminary proxy solicitation materials filed by the Trust on August 14, 2013 on Schedule 14A (the “PRE14A”).  Accompanying this correspondence is the Trust’s definitive proxy solicitation materials filed with the SEC (the “DEF14A”).  The DEF14A reflects revisions made in response to your comments as well as other necessary changes.  Unless otherwise indicated, all references to page numbers herein are made with respect to the DEF14A, and capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the DEF14A.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein;

3.
The Trust acknowledges that the actions of the SEC or the Staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Trust  from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

1.	Please provide the “Tandy” representation in your response letter.

The Trust has included the “Tandy” representation above.

2.	On page 3, please provide the management fees paid as of the fiscal year ended June 30, 2013 instead of the fiscal period ended March 31, 2013.

The Trust responds by making that change.

3.
On page 3, please provide the names of any person or persons contemplated to have ownership in excess of 10% or more of the outstanding voting securities of Portfolio 21 once the transaction has been completed.

The Trust responds by making that change.

4.
On page 7, under the sub-heading Section 15(f) of the 1940 Act, in the first paragraph, please expand the last sentence to clarify that the Board considered that no unfair burden was being imposed upon the Fund during the required 2 year period, as provided by Section 15(f)(1)(B).

The Trust responds by revising the relevant disclosure as requested.

5.
With regard to Exhibit A, Investment Advisory Agreement, Section(2)(b), please explain how the sentence that states in part, “…[T]hat the Advisor shall not direct orders to an affiliated person of the Advisor without general prior authorization to use such affiliated broker or dealer from the Trust’s Board of Trustees,” is consistent with the prohibition set forth in Section 15(f)(2)(B) of the Investment Company Act of 1940 (the “1940 Act”).  Confirm supplementally that neither the Advisor nor its affiliates will receive additional compensation, as contemplated by this Section.

The Trust confirms that neither the Advisor nor its affiliates will receive additional compensation as contemplated by Section 15(f)(2)(B) of the 1940 Act.

6.
With regard to Exhibit A, Investment Advisory Agreement, Section 15(a):  Termination; No Assignment, the last sentence states that in the event of a termination, the Advisor shall transfer, at the Fund’s expense, any and all books and records of the Fund.  On page 5 of the Proxy Statement, the paragraph titled “Advisory Services,” subsection (iv) states that the Advisor will maintain the books and records required to be maintained by the Fund except to the extent arrangements have been made for such books and records to be maintained by the administrator or another agent of the Fund.  Explain why this is not a penalty or revise the Investment Advisory Agreement.

The Trust, having consulted with counsel, does not believe the cited provision is an impermissible penalty provision prohibited by section 15(a)(3) of the 1940 Act.  While the SEC has not, to our knowledge, had the opportunity to provide guidance as to the penalty term of section 15(a)(3), the SEC has provided clear guidance as to the use of penalty provisions in the context of section 206(2) of the Investment Advisers Act of 1940 (the “Advisers Act”).

First, to be clear, the cited provision provides for the Fund to reimburse the terminated adviser for the costs of returning to the Fund, the Fund’s books and records. These costs, which are typically shipping costs such as UPS charges, are minimal.

The guidance provided under section 206(2) of the Advisers Act confirms that the purpose of the prohibition on surrender charges in advisory contracts is the Staff’s belief that it would be inconsistent with the adviser’s fiduciary duty to its client to impose a penalty on the client for terminating the advisory relationship. Such a penalty would improperly impede the client from terminating a relationship that it has otherwise found to be unsatisfactory. In the no-action letters issued under Section 206(2) in this area, the Staff has found as problematic arrangements (i) that fail to return to the client prepaid advisory fees (see, National Regulatory Services, pub. avail. December 2, 1992), or (ii) that otherwise imposed termination charges on the client, (see, Stephenson & Co., pub. avail. December 29, 1980). The Staff has not found as problematic arrangements that do not impose an inhibition on a client terminating the advisory relationship, such as the requirement that a client pay upon termination fees for services already rendered (see, Bisys Fund Services, pub. avail. September 2, 1999).

The reimbursement provision in the Fund’s advisory agreement does not implicate the concerns of the Staff in prohibiting penalty provisions. First, the payment is not a fee retained by the adviser, but a reimbursement of costs incurred by the adviser. The level of the reimbursement is minimal and is expected to consist of mail courier shipping charges. It would in no way even be a consideration in any termination decision. Second, the reimbursement is paid to the adviser in connection with the return of the Funds books and records to the Fund. It is not a fee paid to, and retained by the adviser. We do not believe that this cost reimbursement provision is in any way violative of Section 15(a)(3) of the 1940 Act or Section 206(2) of the Advisers Act.

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact the undersigned at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:           Domenick Pugliese, Paul Hastings LLP